September 30, 2025

Christopher J. Vohs
Chief Financial Officer
Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, NY 10022

       Re: Bluerock Homes Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Response dated September 5, 2025
           File No. 001-41322
Dear Christopher J. Vohs:

        We have reviewed your September 5, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 3 - Acquisition of Real Estate, page F-15

1.     We note from your response dated September 5, 2025 to prior comment 1 that a
       lender unaffiliated with the company financed the acquisition by funding $23.7M in first mortgage proceeds into title escrow. We further note that in your letter dated
       August 1, 2025, your view that all debt secured by an acquired real estate operation at
       closing     whether existing or in the form of new mortgage debt
should be excluded
       from the total investment as    assumed debt    for purposes of your
significance
       calculation. Your calculation of the investment test does not comply with Rules 1-
       02(w) and 3-14 of Regulation S-X. Therefore, it appears that the acquisition of the real estate operation is significant, and financial statements are required under Rule 3-
       14 of Regulation S-X.
 September 30, 2025
Page 2

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction